Clearly Canadian Beverage Corporation
Consolidated Balance Sheets
As of June 30, 2006 and December 31, 2005
(in thousands of United States dollars, except where indicated)

	Unaudited
	June 30
	2006	Dec 31 2005
	$	$
Assets
Current assets
Cash and cash equivalents	3,567	520
Accounts receivable (note 6)	1,122	475
Inventories (note 6)	869	781
Prepaid expenses, deposits and other assets	723	803
	6,281	2,579
Long-term investments	-	29
Assets held for sale (note 6)	-	343
Property, plant and equipment (note 6)	1,878	1,831
Prepaid contracts (note 15(b))	1,301	1,477
	9,460	6,259
Liabilities
Current liabilities
Bank indebtedness (note 5)	50	361
Accounts payable and accrued liabilities (note 6)	2,677	2,094
Capital lease obligation, current portion (note 9)	3	3
Short-term debt (note 6)	141	567
	2,871	3,025
Capital lease obligation, net of current portion (note 9)	8	9
Long-term debt (note 10)	1,569	1,501
	4,448	4,535
Shareholders’ Equity
Capital stock (notes 12 and 13)
Authorized
Unlimited common shares without par value
Unlimited multiple voting shares without par value
2,000,000 Class A preferred shares
2,000,000 Class B preferred shares
Outstanding - 2,000,000 (2005 – 2,000,000) Class B preferred shares	2,000	2,000
Issued – 9,802,506 (2005 – 6,901,652) common shares without par value

Outstanding – 9,765,206 (2005 – 6,864,352) common shares without par value	69,197	64,756
Share subscription payable (receivable)	825	(198)
Contributed surplus (note 3)	7,065	4,809
Cumulative translation account	(693)	(929)
Deficit	(73,382)	(68,714)
	5,012	1,724
	9,460	6,259
Going concern (note 1)
Commitments and contingencies (note 15)
Subsequent events (note 19)

Approved by the Board of Directors

"Brent Lokash"	"Marco Markin"
Brent Lokash, Director	Marco Markin, Director

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Changes in Shareholders’ Equity
As of June 30, 2006 and December 31, 2005, 2004
(in thousands of United States dollars, except where indicated)

				Class A Preferred		Class B Preferred
	Common Shares			Shares		Shares
											Share-
			Share						Cumulative		holders’
	Number		subscription	Number		Number		Contributed	translation		equity
	of	Amount	receivable	of	Amount	of	Amount	surplus	account	Deficit	(deficiency)
	shares	$	(payable)	shares	$	shares	$	$	$	$	$

Balance - December 31, 2003	679,568	58,272	-	-	-	-	-	485	(1,352)	(56,280)	1,125
Adoption of new accounting
standards (note 3)	-	-	-	-	-	-	-	523	-	(523)	-
Issued during the year - bonus shares	213,500	547	-	-	-	-	-	-	-	-	547
Share purchase warrant granted in
connection with short term debt	-	-	-	-	-	-	-	29	-	-	29
Private placement issued
December 10, 2004 at CA $0.25
per unit	103500	216	-	-	-	-	-	-	-	-	216
Loss for the year	-	-	-	-	-	-	-	-	-	(5,086)	(5,086)
Exchange difference	-	-	-	-	-	-	-	-	99	-	99

Balance - December 31, 2004	996,568	59,035	-	-	-	-	-	1,037	(1,253)	(62,334)	(3,515)
Private placement issued January 14,
2005 at CA $1.00 per unit prior to
consolidation	46,500	97	-	-	-	-	-	-	-	-	97

Class A preferred shares issued on
conversion of loan May 5, 2005	-	-	-	1,000,000	1,000	-	-	-	-	-	1,000
Private placement of class A
preferred shares issued May 5,
2005 at USD $1.00 per share	-	-	-	1,000,000	1,000	-	-	-	-	-	1,000
Private placement issued May 16,
2005 at USD $1.00 per share	2,260,000	2,260	-	-	-	-	-	-	-	-	2,260
Private placement issued May 24,
2005 at USD $1.00 per share	815,000	815	-	-	-	-	-	-	-	-	815
Finders fees - private placement -
May 16, 2005 and May 24, 2005
issued at USD $1.42 per share	450,000	639	-	-	-	-	-	-	-	-	639
Share issue cost - private placement
May 16, 2005 and May 24, 2005	-	(1,003)	-	-	-	-	-	-	-	-	(1,003)
Stock dividend on class A preferred
shares issued May 24, 2005
issued at market USD $1.50 per
share	7,506	11	-	-	-	-	-	-	-	(11)	-
Class A preferred shares converted to
class B preferred shares	-	-	-	(2,000,000)	(2,000)	2,000,000	2,000	-	-	-	-

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Changes in Shareholders’ Equity
As of June 30, 2006 and December 31, 2005, 2004
(in thousands of United States dollars, except where indicated)

				Class A Preferred		Class B Preferred
	Common Shares			Shares		Shares
											Share-
			Share						Cumulative		holders’
	Number		subscription	Number		Number		Contributed	translation		equity
	of	Amount	receivable	of	Amount	of	Amount	surplus	account	Deficit	(deficiency)
	shares	$	(payable)	shares	$	shares	$	$	$	$	$

Stock dividend on class B preferred
shares issued May 24, 2005
issued at market USD $1.50 per
share	200,000	300	-	-	-	-	-	-	-	(300)	-
Private placement issued May 27,
2005 at USD $1.00 per share	635,953	634	-	-	-		-	-	-	-	634
Shares issued on September 30,
2005 at market USD $1.17 per
share	225,000	263	-	-	-		-	-	-	-	263
Share issued on October 17, 2005 at
market USD $1.38 per share	25,000	34	-	-	-		-	-	-	-	34
Option exercised at USD $1.00 per
share	105,000	105	-	-	-	-	-	-	-	-	105
Shares issued on November 30, 2005
at USD $2.00 per share	222,825	446	-	-	-		-	-	-	-	446
Shares issued on November 30, 2005
at USD $2.00 per share	75,000	150	-	-	-		-	-	-	-	150
Private placement issued December
28, 2005 at USD $1.25 per share	800,000	1,000	-	-	-		-	35	-	-	1,035
Share issue cost - private placement
December 28, 2005	-	(30)	-	-	-		-	-	-	-	(30)
Share subscription receivable	-	-	(198)	-	-	-	-	-	-	-	(198)
Fair value of stock options issued	-	-	-	-	-	-	-	1,612	-	-	1,612
Fair value of warrants issued for
consulting services	-	-	-	-	-		-	1,904	-	-	1,904
Restructuring cost	-	-	-	-	-	-	-	221	-	-	221
Loss for the year	-	-	-	-	-	-	-	-	-	(6,069)	(6,069)
Exchange difference	-	-	-	-	-	-	-	-	324	-	324
			-

Balance - December 31, 2005	6,864,352	64,756	(198)	-	-	2,000,000	2,000	4,809	(929)	(68,714)	1,724

Share subscription received in
January, 2006	-	198	-	-	-	-	-	-	-	-	198
Shares issued for settlement of debt
on February 27,2006 at USD
$2.00 per share	100,000	238	-	-	-		-	-	-	-	238
Option exercised at USD $1.00 per
share	1,122,500	1,122	-	-	-	-	-	-	-	-	1,122
Shares issued for settlement of
services on March 1, 2006 at CAD
$2.30 per share	28,260	58	-	-	-		-	-	-	-	58

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Changes in Shareholders’ Equity
As of June 30, 2006 and December 31, 2005, 2004
(in thousands of United States dollars, except where indicated)

				Class A Preferred		Class B Preferred
	Common Shares			Shares		Shares
											Share-
			Share						Cumulative		holders’
	Number		subscription	Number		Number		Contributed	translation		equity
	of	Amount	receivable	of	Amount	of	Amount	surplus	account	Deficit	(deficiency)
	shares	$	(payable)	shares	$	shares	$	$	$	$	$
Shares issued for settlement of debt
on March 28, 2006 at USD $2.62
per share	40,000	102	-	-	-		-	-	-	-	102
Shares issued for settlement of
services on March 31, 2006 at
USD $2.39 per share	2,089	5	-	-	-		-	-	-	-	5
Shares issued for settlement of
services on March 31, 2006 at
USD $2.30 per share	2,175	5	-	-	-		-	-	-	-	5
Shares issued for settlement of
services on April 12, 2006 at USD
$2.56 per share	1,954	5	-	-	-		-	-	-	-	5
Shares issued for settlement of
services on April 12, 2006 at USD
$2.56 per share	29,308	75	-	-	-		-	-	-	-	75
Shares issued for settlement of
services on April 17, 2006 at USD
$2.45 per share	20,442	50	-	-	-		-	-	-	-	50
Shares issued for settlement of
services on April 19, 2006 at USD
$2.35 per share	18,915	44	-	-	-		-	-	-	-	44
Shares issued for settlement of debt
on May 2, 2006 at USD $2.62 per
share	88,885	233	-	-	-		-	-	-	-	233
Option exercised at USD $1.00 per
share	45,000	45	-	-	-		-	-	-	-	45
Shares issued for settlement of
services on May 4, 2006 at USD
$2.41 per share	8,300	20	-	-	-		-	-	-	-	20
Private placement issued May 10,
2006 at USD $2.00 per share	1,032,500	2,065	-	-	-		-	-	-	-	2,065
Private placement issued May 12,
2006 at USD $2.00 per share	275,000	550	-	-	-		-	-	-	-	550
Private placement issued May 15,
2006 at USD $2.00 per share	5,000	10	-	-	-		-	-	-	-	10
Share issue cost - private placement
May 10, 2006 to May 15, 2006	-	(314)	-	-	-		-	-	-	-	(314)
Shares issued for settlement of
services on June 7, 2006 at USD
$2.05 per share	19,630	40	-	-	-		-	-	-	-	40

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Changes in Shareholders’ Equity
As of June 30, 2006 and December 31, 2005, 2004
(in thousands of United States dollars, except where indicated)

				Class A Preferred		Class B Preferred
	Common Shares			Shares		Shares
											Share-
			Share						Cumulative		holders’
	Number		subscription	Number		Number		Contributed	translation		equity
	of	Amount	receivable	of	Amount	of	Amount	surplus	account	Deficit	(deficiency)
	shares	$	(payable)	shares	$	shares	$	$	$	$	$
Shares issued for settlement of
services on June 9, 2006 at USD
$2.80 per share	4,075	11	-	-	-		-	-	-	-	11
Shares issued for settlement of
services on June 13, 2006 at USD
$2.80 per share	10,715	30	-	-	-		-	-	-	-	30
Option exercised at USD $1.19 per
share	16,106	19	-	-	-		-	-	-	-	19
Warrant exercised at USD $1.25 per
share	30,000	37	-	-	-		-	-	-	-	37
Fair value of stock options issued for
the 6 months ended June 30, 2006	-	-	-	-	-	-	-	2,256	-	-	2,256
Share subscription payable	-	-	825	-	-		-	-	-	-	825
Loss for the 6 months ended June 30,			-
2006	-	-		-	-	-	-	-	-	(4,668)	(4,668)
Exchange difference	-	(9)	-	-	-	-	-	-	236	-	227

Balance – June 30, 2006	9,765,206	69,197	825	-	-	2,000,000	2,000	7,065	(693)	(73,382)	5,012

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Operations
(in thousands of United States dollars, except where indicated)

	Unaudited		Undaudited
	For the 3 months ended		For the 6 months ended

	June 30	June 30	June 30	June 30
	2006	2005	2006	2005
	$	$	$	$
Sales	2,673	2,418	4,375	4,058

Cost of sales	1,910	1,776	3,252	2,968

Gross profit	763	642	1,123	1,090

General and administration expenses	1,033	576	2,062	1,208
Selling expenses	752	681	1,365	1,235
Amortization of property, plant and equipment	28	28	60	60
Royalty revenue (note 4)	(66)	-	(125)	(26)
Other (income) expense	(13)	56	(45)	83
Financing costs	-	45	-	91
Interest on short-term debt (note 6)	34	46	125	96
Interest on long-term debt (note 10)	14	11	24	25
Stock-based compensation	1,387	1,097	2,256	1,097
Gain on sale of investments	-	-	(201)	-
(Gain) loss on settlement of debt	93	(220)	158	(220)
Restructuring	125	-	112	-

	3,475	2,463	5,944	3,880

Loss for the period	(2,624)	(1,678)	(4,668)	(2,559)

Basic and diluted loss per share (note 2)
(expressed in dollars)	(0.27)	(5.50)	(0.58)	(12.50)

Going concern (note 1)

The accompanying notes form an integral part of these consolidated financial statements.

Clearly Canadian Beverage Corporation
Consolidated Statements of Cash Flows
(in thousands of United States dollars, except where indicated)

	Unaudited		Unaudited
	For the 3 months ended		For the 6 months ended
	June 30	June 30	June 30	June 30
	2006	2005	2006	2005
	$	$	$	$
Cash flows from operating activities
Loss for the period	(2,624)	(1,678)	(4,668)	(2,559)
Items not involving cash (note 16(a))	1,881	1,181	2,736	1,240
Changes in non-cash working capital balances
related to operations (note 16(b))	(571)	(1,494)	(17)	(2,311)

	(1,314)	(1,991)	(1,949)	(3,630)

Cash flows from investing activities
Proceeds from sale of property, plant and
equipment	358	-	358	-
Proceeds from sale of long-term investment	-	-	230	-
Purchase of property, plant and equipment	(24)	-	(24)	-

	334	-	564	-

Cash flows from financing activities
Subscription payable (receivable)	825	-	825	-
Proceeds on issuance of short-term debt	-	-	-	1,277
Proceeds from issuance of capital stock and
warrants	2,348	4,346	3,724	4,443
Decrease in bank indebtedness	(221)	(522)	(311)	(272)
Repayment of long-term debt	-	(528)	-	(528)

	2,952	2,719	4,238	4,442

Effect of exchange rates on cash and cash
equivalents	182	144	194	157

Increase (decrease) in cash and cash
equivalents	2,154	872	3,047	869

Cash and cash equivalents - Beginning of
period	1,413	75	520	78

Cash and cash equivalents - End of period	3,567	947	3,567	947

Interest paid	48	57	149	121

Income taxes paid	-	-	36	-

Supplementary cash flow information (note 16(c))

The accompanying notes form an integral part of these consolidated financial statements.

2nd quarter report 2006

1	Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $4,668,000 for the six months ended June 30, 2006. At June 30, 2006 it has working capital of $3,410,000, an accumulated deficit of $73,382,000 and a shareholders’ equity of $5,012,000. Operations for the six months ended June 30, 2006 have been funded primarily from the issuance of capital stock.

Management has continued to take steps to try to improve the Company’s financial results and cash flows. These steps include liquidation of non-core investments and pursuing equity financing to fund working capital requirements. The Company’s ability to continue operations is contingent on its ability to obtain financing. Management believes that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2	Summary of significant accounting policies

Nature of operations

The Company produces, distributes and markets beverage products and flavoured beverages. The Company’s products are sold principally in the United States and Canada.

Principles of accounting

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). These principles differ in certain respects from those accounting principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (U.S. GAAP).

Consolidation

These consolidated financial statements include the accounts of Clearly Canadian Beverage Corporation and its wholly owned subsidiaries, Clearly Canadian Beverage (International) Corporation, CC Beverage (US) Corporation and Blue Mountain Springs Ltd.

In view of the consolidated nature of these financial statements, the term “Company”, as used herein, is sometimes used to refer to all of the consolidated companies collectively and, where the context or specific transactions require, is sometimes used to refer to certain of the consolidated companies individually.

2nd quarter report 2006

Foreign currency translation

The Company uses the United States dollar as its reporting currency. The assets and liabilities of the Canadian operations are translated into United States dollars at the rates of exchange at the balance sheet dates, and revenue and expenses are translated at the average rates of exchange for the periods of operation. Unrealized gains and losses arising on translation are recorded as a separate component of shareholders’ equity.

Realized gains and losses on foreign currency transactions are included in the determination of loss for the period.

Revenue recognition

Revenue is recognized at the time that shipment of product to the customer is confirmed by the shipper, which is the point at which the customer takes ownership of the product, provided that collectibility is reasonably assured. The Company does not engage in bill and hold transactions. Distributors are contractually obligated to the Company for complete payment of products sold to them regardless of their ability to sell to retailers. A provision for returns is recorded in the period management becomes aware that it is probable that the product may be returned.

Royalty revenue is recognized as the Company is notified of the sale of the licensed product and when collectibility is reasonably assured.

Funds received in advance of revenues being recognized are recorded as customer deposits.

Effective January 1, 2006 the Company adopted EIC-156 ) of the Canadian Institute of Chartered Accountants concerning Accounting By A Vendor for Consideration Given to a Customer (Including a Reseller of the Vendors Products. All sales incentives to direct or indirect customers of the Company, including slotting fees, contractual marketing payments, coupons, rebates, free product and similar sales incentives are accounted for as a reduction of revenue when recognized by the Company in its Statement of Operations. Gross sales and selling expenses for all comparative periods presented have been reclassified to reflect such expenses in accordance with EIC-156.

Inventories

Inventories consist of raw materials and finished goods. Raw materials are valued at the lower of cost and market. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on a first-in first-out basis.

Long-term investments

Long-term investments are recorded at cost less write-downs for impairments in value that are other than temporary.

Distribution rights

Distribution rights, relating to the acquisition of certain territorial rights to distribute beverage products, have an indefinite life and are recorded at cost. Management reviews the carrying value of the distribution rights at least annually for impairment. Distribution rights are written down when declines in value are considered to be other than temporary based upon forecast future cash flows.

2nd quarter report 2006

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the following periods which represent estimated useful life:

Buildings	30 years
Equipment	5 - 15 years
Leasehold improvements	term of the lease

These assets will be written down to the recoverable amount if carrying value exceeds that amount.

Stock-based compensation plan

The Company has a stock option plan which is described in note 13. Stock options granted are expensed based on their fair value.

Consideration paid for stock on exercise of stock options is credited to capital stock.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of 90 days or less at the time of purchase.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the fair market value of stock options and the carrying value of land and water sources. Actual results could differ materially from those estimates.

Financial instruments

a)	Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature.

The carrying value of long-term debt and capital lease obligation approximates their fair value based upon the discount rates applied. See notes 9 and 10.

b)	Concentration of credit risk

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At June 30, 2006, three customers represented 38.6% (2005 - three customers represented 47%) of total accounts receivable.

c)	Interest rate risk

The short-term bank credit facility bears interest at U.S. prime rate plus 4%. The long-term debt bears interest at a fixed rate as disclosed in note 10.

The Company does not use derivative instruments to manage its exposure to interest rate risk.

2nd quarter report 2006

d)	Foreign exchange rate risk

The majority of the Company’s revenues and selling and production costs are incurred in United States dollars. However, general and administration costs are incurred in Canadian dollars and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

Marketing costs

The Company expenses all marketing costs as incurred. For the six months ended June 30, 2006, the Company incurred marketing costs of $283,030 (June 30, 2005 - $121,348). These costs are included in selling expenses.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the period by the weighted average number of common shares outstanding. The weighted average number of shares outstanding during the three month period ended June 30, 2006 was 9,086,385 (three months ended June 30, 2005 – 304,497), and for the six months ended June 30, 2006 was 8,086,057 (six months ended June 30, 2005 – 204,595). The loss per share reflects the ten for one consolidation of the common shares during 2005. Diluted earnings (loss) per share are computed using the treasury method by including other potential common stock from exercise of stock options and warrants in the weighted average number of common shares outstanding for a period, if dilutive.

Diluted earnings (loss) per share is the same as basic earnings (loss) per share since the conversion of the convertible debenture and exercise of stock options and warrants would be anti-dilutive.

Prior year comparatives

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3	Changes in accounting policies

The Company has a stock option plan which is described in note 13. Effective January 1, 2004, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 on “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. As a result, the Company is required to expense stock options issued to employees and directors. Previously, the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

The Company has applied the new provisions retroactively by a charge to retained earnings and a corresponding increase to contributed surplus in the amount of $523,000 on January 1, 2004 with respect to employee stock options granted in 2003 and 2002 (refer to note 13).

2nd quarter report 2006

4	Royalty revenue

	a)	Cascade Clear brand

The Company received $Nil royalty revenue during the six months ended June 30, 2006 (June 30, 2005 - $1,600).

	b)	Co-pack business

The Company received $125,000 in royalty revenue during the six months ended June 30, 2006 (June 30, 2005 - $24,600).

5	Bank indebtedness

The Company’s subsidiary, CC Beverage (US) Corporation (CC Beverage), has an operating line of credit available with a United States bank, which bears interest at U.S. prime rate plus 4% with a twelve month term ending August 24, 2006 and is collateralized by a first lien on all accounts receivable and inventories of CC Beverage. CC Beverage can borrow up to the lesser of $1,000,000 and 80% of trade accounts receivable outstanding less than 60 days (as of period ending June 30, 2006 - $385,000, June 30, 2005 - $578,000). The weighted average interest rate for 6 months ended June 30, 2006 was 11.66% (June 30, 2005 - 10.38%); As of period ending June 30, 2006, $50,000 (June 30, 2005 - $Nil) has been drawn on this line of credit. This operating line of credit is also secured by a corporate guarantee from the Company.

6	Balance sheet components

Accounts receivable

	June 30,	December 31
	2006	2005
	$	$

Trade accounts receivable - net of allowance of $34,700
(December 31, 2005 - $36,000)	1,067	435
Other receivables	55	40

	1,122	475
Inventories

	June 30,	December 31
	2006	2005
	$	$

Finished goods	532	586
Raw materials	337	195

	869	781

2nd quarter report 2006

Property, plant and equipment and assets held for sale

				June 30,
				2006

		Accumulated
	Cost	amortization	Write-down	Net
	$	$	$	$

Land and water sources	1,676	-	-	1,676
Buildings	1,094	1,040	-	54
Equipment	1,190	1,042	-	148
Leasehold improvements	70	70	-	-

	4,030	2,151	-	1,878
Held for sale
Land and water sources	-	-	-	-

	4,030	2,151	-	1,878

On April 17, 2006, the Company entered into an agreement of purchase and sale with Fern Brook Springs Bottled Water Company Limited relating to the sale, for CA$400,000 of certain water equipment assets owned by the Company and used in connection with it’s Thornton, Ontario well site, which the Company is no longer using and in respect of which the Company has terminated its lease as of July, 2007

				December
				31, 2005

		Accumulated
	Cost	amortization	Write-down	Net
	$	$	$	$

Land and water sources	1,603	-	-	1,603
Buildings	1,326	996	280	50
Equipment	1,116	938	-	178
Leasehold improvements	67	67	-	-

	4,112	2,001	280	1,831

Held for sale
Land and water sources	445	-	102	343

	4,557	2,001	382	2,174

Included in the table above are changes arising from the change in the exchange rate between the Canadian and U.S. dollar.

2nd quarter report 2006

In 2005, the Company wrote down building, land and water source by $280,000 and $102,000 respectively to its estimated net recoverable amount. In 2004, land and water sources, buildings and equipment were written down by $721,000 (2003 - $NIL). The carrying value represents management’s best estimate of the net recoverable amount of the land and water sources, buildings and equipment. If the assumptions used by management are not borne out, the net recoverable amount of the assets may differ materially from the recorded amount.

Accounts payable and accrued liabilities

	June 30,	December
	2006	31, 2005
	$	$

Trade accounts payable	1,701	1,303
Marketing fees	448	474
Consulting fees (see note 14)	276	-
Other accrued liabilities	252	317

	2,677	2,094

Short-term debt

	June 30,	December
	2006	31, 2005
	$	$

Mortgage payable with land and buildings pledged as collateral, bearing interest at 3.95%, repayable at CA $1,125 per month,
maturing in August 2006	141	139
Global (GMPC) Holdings Inc. (CA $187,910), bearing no interest,
repayable May, 2006	-	428

	141	567

7	Long-term investments

	June 30,	December
	2006	31, 2005
	$	$

Public companies (quoted market value $Nil; December 31, 2005 - $223,000)	-	29

2nd quarter report 2006

8	Distribution rights

During 2004, the Company undertook its annual review of the carrying value of distribution rights and determined that the value of the distribution rights was impaired. As a result, $1,536,000 (2003 - $500,000) was recorded as an impairment. See note 2.

9	Capital lease obligation

The Company entered into a lease arrangement to acquire computer equipment. The liability under the capital lease represents the minimum lease payments payable net of imputed interest at an average rate of 18% per annum and is secured by the computer equipment.

	June 30,	December
	2006	31, 2005
The Company’s obligation under the capital lease consists of:	$	$

Minimum lease payments payable	14	15
Less: portion representing interest to be recorded over the remaining
term of the lease	3	3

	11	12
Less: current portion	3	3

Long-term portion	8	9

Future minimum annual lease payments under the capital lease are as follows:

$

2006	5
2007	5
2008	5

15

10      Long-term debt

	June 30,	December
	2006	31, 2005
	$	$

Convertible promissory notes of CA $1,750,000, unsecured,
non-interest bearing, repayable in cash or equivalent value of
common shares at the option of the Company (see note 15(c))	1,569	1,501

	1,569	1,501

2nd quarter report 2006

11	Convertible debenture

During the year ended December 31, 2002, the Company issued 670 debenture units, raising gross proceeds of CA $670,000, of which CA $345,000 was raised from certain directors and officers of the Company (related parties). Each debenture unit consists of a convertible debenture of CA $1,000 and 1,250 share purchase warrants at CA $0.80 per share exercisable until December 2, 2004. The debenture units were originally repayable by December 1, 2003 and bear interest at 10% per annum. The debenture units are convertible into common shares at the option of the holder any time prior to repayment at CA $0.80 per share.

The proceeds from the issuance of the debenture units were allocated to the convertible debenture, the equity conversion option and the share purchase warrants. The carrying amount of the financial liability of $398,000 at the time of issuance was determined by discounting the future stream of interest and principal payments at the prevailing market rate for a similar liability that does not have an associated equity component. The balance of $26,000 was allocated to the conversion option included in shareholders’ equity. The discount on the face value of the convertible debenture was accreted over the term of the debenture units.

During the year ended December 31, 2003, the debenture holders consented to extend the term of the debenture to December 1, 2006. For accounting purposes, the term extension has been accounted for as a settlement and the difference in the fair value of the original terms of the debenture and the modified terms of $81,000 was been recorded as a gain on the statement of operations for the year ended December 31, 2003. The corresponding discount on the carrying value of the debenture will be accreted on a straight-line basis over the extended term of the debenture units. During the year ended December 31, 2005, $30,000 was accreted (2004 - $25,000; 2003 - $8,000).

During the year ended December 31, 2005, the debenture was fully paid.

12	Capital stock

On January 14, 2005 the Company completed a private placement of 465,000 pre-consolidated shares at a price of CA $0.25 per share (46,500 shares at a price of $2.50 per share, on a post consolidated basis). The shares were issued as part of the Company’s 1,500,000 pre-consolidation share private placement announced in December 2004.

At a special and general shareholder meeting held on April 29, 2005, the Company’s shareholders approved the Company’s corporate restructuring plan and, in connection therewith:

1.	The Company’s authorized share structure, its Notice of Articles and its Articles were altered by:

	a.	increasing the 200,000,000 common shares without par value to an unlimited number of common shares without par value;
	b.	eliminating the 10,000,000 preferred shares with a par value of $1.00 per share, none of which preferred shares were issued and outstanding; and
	c.	deleting the special rights and restrictions contained in Part 26 of the Articles of the Company.

2.	The Company’s authorized share structure, its Notice of Articles and its Articles were also altered by:

	d.	creating a class of 2,000,000 Class A Preferred Shares with special rights and restrictions (i);
	e.	creating a class of 2,000,000 Class B Preferred Shares with special rights and restrictions (ii).

(1) The Class A Preferred Shares include the right to dividends in the amount of 10% per annum payable quarterly in advance (payable by the issuance of common shares of the Company calculated at a share price equal to the ten day average closing price of the Company’s common shares on the OTC Bulletin

2nd quarter report 2006

Board market preceding the date of issuance of such dividend shares), the right to one vote for each Class A Preferred Share on any vote of the common shares of the Company, and the right of conversion into common shares of the Company at a conversion price equal to the ten day average trading price of the Company’s common shares on the OTC Bulletin Board market preceding the date of conversion.

(2) The Class B Preferred Shares include the right to dividends in the amount of 10% per annum payable, in the first year, in advance, by the issuance of common shares of the Company at a price of U.S.$1.00 per share, and thereafter in advance in monthly cash instalments. Each Class B Preferred Share has the right to five votes on any vote of the common shareholders. The Class B Preferred Shares are convertible, in whole but not in part, into such number of common shares of the Company as would equal 50% of the number of fully diluted common shares of the Company immediately prior to the conversion of the Class B Preferred Shares.

Effective May 2, 2005, the Company affected a reverse split (consolidation) on a ten (10) old for one (1) new share basis.

On May 5, 2005, BG Capital Group Ltd. (“BG Capital”) converted its $1,000,000 loan with the Company into 1,000,000 Class A Preferred Shares at $1.00 per preferred share and concurrently the Company issued BG Capital an additional 1,000,000 Class A Preferred Shares at $1.00 per preferred share.

On May 16, 2005, the Company completed a brokered private placement of 1,010,000 common shares of the Company at a price of $1.00 per share with Standard Securities Capital Corporation. The Company also completed a non-brokered private placement of 2,065,000 common shares of the Company. The non-brokered private placement was completed in two issuances, with the first issuance of 1,250,000 shares on May 16, 2005 and the second issuance of 815,000 shares on May 25, 2005, all such shares were issued at a price of $1.00 per share.

On May 24, 2005, an aggregate of 207,506 common shares were issued to BG Capital in respect of dividends payable on the Class A and the Class B Preferred Shares. Also, on May 24, 2005, 450,000 shares were issued to BG Capital as a finder’s fee in connection with the Company’s recently completed private placements.

On the same date, BG Capital exchanged class A preferred shares of the Company for class B shares.

The Company completed an additional non-brokered private placement for gross proceeds of $635,953. In that respect, a total of 635,953 common shares were issued on May 27, 2005 at $1.00 per share. Directors, officers, and employees of the Company subscribed for 585,953 shares. Prior to this additional financing, the Company redeemed all of its outstanding convertible debentures and debenture holders who held a majority of the debentures reinvested their debenture redemption proceeds in this private placement.

As part of its 2005 corporate restructuring and to reduce future obligations and cost, the Company negotiated certain amendments to consulting agreements and the Company's office lease. In connection with these amendments, the Company issued 225,000 shares at a market value of $1.17 per share, $117,000 in cash, and 25,000 shares at a market value of $1.38 per share.

On November 30, 2005, Global (GMPC) Holdings Inc. converted CAD$500,000 of principal amount of loan into common shares at conversion price of $2.00 U.S. per share and extended the maturity date of the loan to May 2, 2006 for the balance of CAD$500,000 of principal amount of loan. The company issued 75,000 common shares to Global at market price of $2.00 per share for extending the maturity date to May 2, 2006 and amending the agreement that no interest will be payable on the remaining principal amount of loan.

On December 28, 2005, the Company completed a private placement of 800,000 units at $1.25 per unit raising $1,000,000. Each unit consisted of one common share of the Company and six and quarter share purchase series A warrant at vested price of $1.25, six and a quarter share purchase series B warrant at vested price of $1.50, six and a quarter share purchase series C warrant at vested price of $2.00, and six and quarter share purchase series D warrant at vested price of $4.00. Series A warrant must be exercised by December 31,

2nd quarter report 2006

2006. Series B warrant will be fully vested if Series A warrant are fully exercised and exercised by December 31, 2007, Series C warrant will be fully vested if Series B warrant are fully exercised and exercised by December 31, 2008, Series D warrant will be fully vested if Series C warrant are fully exercised and exercised by December 31, 2009.

On February 27, 2006, March 28, 2006 and May 2, 2006, Global (GMPC) Holdings Inc. convert CAD$222,570, CAD $89,250 and CAD $188,000 of principal amount of loan into common shares at conversion price of $2.00 U.S. per share. The company issued 100,000, 40,000 and 88,885 shares respectively. As of June 30, 2006 the loan with Global (GMPC) Holdings Inc. was fully paid.

On March 16, 2006, a special general meeting of shareholders was held, and the shareholders approved (a) the re-designation of the common shares as “Limited Voting Shares” and (b) the creation of a class of “Variable Multiple Voting Shares.” Holders of Variable Multiple Voting Shares are entitled to multiple votes at all meetings of common shareholders, and the number of votes attached to each Variable Multiple Voting Share is equal to the greater of (i) ten and (ii) ten times a fraction the numerator of which is the number of issued common shares and the denominator of which is the number of issued common shares on March 16, 2006. To date no Variable Multiple Voting Shares have been issued.

On May 12, 2006, the company entered into a agreement to surrender warrant with the December 28, 2005 private placement shareholders, cancelling all of the warrant issued on December 28, 2005, and reissue 4,120,000 series A warrant at vested price of $1.25 USD exercised by two years following the effective date on which the warrant were registered pursuant to a registration statement filed with the U.S. Securities and Exchange Commission.

In May, 2006, the Company is completed a brokered private placement of 1,312,500 common shares issued at $2.00 per share raising a total of $2,625,000.00. The Company paid broker’s fees of $183,050 and broker warrants to purchase 91,525 common shares at $2.25 USD per share, vesting upon issuance and expiring in May, 2007. The Company paid an additional finders fee of $130,750 to BG Capital, a controlling shareholder of the Company, BG Capital have the right to convert by May, 2007 any or all of the finders fee at a price of $2.00 USD per share.

13	Stock options, warrants, Shareholders’ Rights Plan, and other commitments to issue shares

Stock options

Under the April 29, 2005 stock plan, the Company may grant options to purchase up to 1,750,000 common shares of the Company, and under the 2006 equity incentive plan, the Company may grant options to purchase up to 10,000,000 common shares of the Company. Options may be issued under the stock option plan as determined at the sole discretion of the Company’s board of directors. Options may be issued for a term of up to 10 years at an exercise price to be determined by the Company’s board of directors, provided that the exercise price is not less than the average closing price of the Company’s shares for the 10 trading days preceding the date on which the options are granted. All options vest immediately on issuance.

A summary of the status of the Company’s stock option plan is presented below:

2nd quarter report 2006

		Weighted
	Number of	average
	options	exercise price
	(000’s )	USD$

Options outstanding at December 31, 2003:	162	9.10
Granted	10	4.00
Expired	(3)	7.90

Options outstanding at December 31, 2004:	169	8.70
Granted	1,709	1.21
Expired	(56)	7.24
Exercised	(105)	1.17
Surrendered	(100)	1.17
Options outstanding at December 31, 2005:	1,617	1.77

Granted	2,122	1.79
Expired	(12)	3.87
Exercised	(1,138)	1.00
Surrendered	-	-
Option outstanding at June 30, 2006	2,589	2.35

The number of options has been adjusted to reflect the ten for one consolidation of the common shares on May 2, 2005. The weighted average exercise price of options outstanding as at period ended June 30, 2006 includes the effect of options repriced during 2004.

For the six months ended June 30, 2006, the Company granted 2,122,000 (2005 – 1,107,500) options under the stock option plan. The fair value of the options granted for the six months ended June 30, 2006 is $2,256,000 (2005 - $1,097,000) has been recorded as stock-based compensation.

The Company in the six months ended June 30, 2006 granted options to acquire a total of 1,950,000 shares at a weighted average exercise price of $1.77 to members of its Advisory Board, Board of Directors and management. The fair value of the options granted is approximately $2.15 to $2.92. The aggregate amount charged to operations in the six months ended June 30, 2006 is $1,829,000.

The portion of the stock option cost allocated to services to be provided in the future is $3,053,000. This amount will be recorded to contributed surplus and charged to operations over a 3 year period based on the estimated service life inherent in the grants.

The Company has estimated the fair value of each option on the date of grant using the Black-Scholes Options Pricing model with the following weighted average assumptions:

Risk-free interest rate	4.38% to 4.82%
Expected life of options	1 to 5 years
Expected volatility in the market price of the shares	107% to 185%
Expected dividend yield	0.0%

2nd quarter report 2006

At the Company’s annual general meeting held on June 26, 2003, the shareholders approved the repricing of up to 41,540 previously granted stock options. Pursuant to the repricing, the exercise price of the stock options was reduced to approximately $4.80 (CA $6.50), representing an exercise price that was not less than the average closing price of the Company’s shares for the 10 trading days preceding the announcement of the repricing. The incremental increase in the fair value of these options as a result of the modification, calculated using the Black-Scholes valuation model, was nominal and therefore no additional pro forma stock-based compensation expense was recorded in the year. The fair value of each option granted or repriced was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

Weighted average grant or repricing date fair value	CA $5.60
Risk-free interest rate	3.00%
Expected life of options	10 years
Expected volatility in the market price of the shares	120.5%
Expected dividend yield	0.0%

Warrants

The following table summarizes information about common share purchase warrants outstanding:

	Balance -					Balance -
Exercise price per	December 31,					June 30,
share	2005	Cancelled	Granted	Expired	Exercised	2006	Expiry date

U.S.$2.80 (CA $3.40)	25,000		-	(25,000)		-	March 2006
U.S.$1.25 (CA $1.46)	5,000,000	(5,000,000)	-	-		-	December 2006
U.S.$1.50 (CA $1.76)	5,000,000	(5,000,000)	-	-		-	December 2007
U.S.$2.00 (CA $2.34)	5,000,000	(5,000,000)	-	-		-	December 2008
U.S.$4.50 (CA $5.27)	5,000,000	(5,000,000)	-	-		-	December 2009
U.S.$2.25 (CA $2.51)			91,525	-		91,525	May 2007
U.S.$1.25 (CA $1.39)	-	-	4,120,000	-	(30,000)	4,090,000	December 2007
U.S.$2.00 (CA $2.34)	1,000,000	-	-	-		1,000,000	October 2010

	21,025,000	(20,000,000)	4,211,525	-	(30,000)	5,181,525

On November 1, 2005, the Company issued 1,000,000 warrants in consideration for consulting services. Each warrant entitles the holder to purchase one common share at a price of U.S.$2.00 for five years. The warrants were estimated to have a fair value of $1,908,000 based upon the Black-Scholes model. The consulting expense is being recognized on a straight-line basis over the term of the consulting agreement.

On March 24, 2006, 25,000 brokers warrants issued with a previous private placement expired.

Also see note 12.

Shareholders’ Rights Plan

The Company has a Shareholders’ Rights Plan which is contained within a Rights Agreement dated October 1, 1990, and a Supermajority Amendment, which forms part of the Company’s articles. The Rights Plan expires on December 31, 2009.

2nd quarter report 2006

In general terms, the rights issuable under the Rights Plan permit shareholders to purchase the Company’s shares at 50% of the market price at the time of the occurrence of certain Triggering Events. Generally, a Triggering Event is where a party (Acquiring Person) endeavours to merge, amalgamate, acquire assets or acquire greater than 20% of the voting shares of the Company without the approval of the Company’s directors. An Acquiring Person who causes the Triggering Event to occur is specifically excluded from acquiring shares under the adjustment formula provided for in the Rights Agreement. The rights adjustment does not occur where an offer to acquire shares is determined to be a Qualified Offer. A Qualified Offer is an offer for all outstanding shares on terms determined by a majority of the Company’s directors as being in the best interest of the Company and its shareholders.

Other commitments to issue shares

For the six month ended June 30, 2006, the Company accrued and owes 140,000 common shares to BG Capital Group Ltd., the Company’s controlling shareholder under a contract for services in connection with the Company’s business, financing requirements, and restructuring efforts The contract was terminated on March 15, 2006. The Company has accrued the fair value of the shares to be issued ($276,000) at June 30, 2006.

14	Related party transactions

In the ordinary course of business, the Company enters into transactions with related parties. All related party transactions are recorded at their exchange amounts.

In the six months ended June 30, 2005, the Company paid $55,000 for the lease of its office premises to a limited partnership in which certain ex-directors of the Company had an interest. The Company terminated this lease on December 31, 2005 and has moved to different premises.

In the six months ended June 30, 2006 the Company recorded management fees of $276,000 owing in common stock of the Company to BG Capital Group Ltd., our controlling shareholder..

In the six months ended June 30, 2006 the Company paid $190,000 in corporate development and financing costs and $130,750 finder’s fees in connection with an equity private placement to BG Capital Group Ltd..

15	Commitments and contingencies

a)	Operating leases

The Company has entered into operating leases for certain office equipment and premises (note 15). Total payments required under these leases are as follows:

$
2006	14

2nd quarter report 2006

b)	Consulting contracts

On November 1, 2005, the Company entered into a consulting agreement with a term of five years. The Company issued a warrant to purchase 1,000,000 common shares of the Company at $2.00 per share as consideration. The fair value of the warrant as determined using the Black-Scholes method was $1,904,000.The Company is recognizing the expense related to the agreement over the five year term of the agreement. During the period ended March 31, 2006, the Company expensed $113,000 (2005- Nil) and recorded $380,400 as a current prepaid item leaving a balance of $1,364,000 as a long-term prepaid contract.

c)	Dispute with Ralph Moyal

In and around April, 1997, the Company acquired the shares of Blue Mountain Springs Ltd. (Blue Mountain) for CA$4,500,000, of which CA$1,750,000 remains outstanding (note 9) to the vendors thereof, Jeanette McGrath and Shari-Anne Dudart (the Vendors). In April 1997, a claim was filed in the Ontario Supreme Court against the Company, and Gerry McGrath, the father of the Vendors. The plaintiff, Ralph Moyal (Moyal), is seeking various declaratory reliefs relating to his claim of entitlement to shares in Blue Mountain and certain property interests owned by Blue Mountain. In connection therewith, Moyal is seeking an order setting aside the share purchase agreement (the Share Purchase Agreement) pursuant to which the Company acquired Blue Mountain. The Company is vigorously defending the Moyal action on the basis that it was not involved in, nor did it have any knowledge of, the events upon which Moyal makes his claim of entitlement to an interest in Blue Mountain or its properties, and on the basis that it is a bona fide purchaser for value of the shares in Blue Mountain without notice or knowledge of any defect or deficiency in title thereto. In addition, the Company has asserted a claim against the Vendors for contribution and indemnity in accordance with its rights under the Share Purchase Agreement. The Company has delivered a statement of defence, counterclaim and cross claim in which it has claimed damages against Moyal, as a result of the registration of a certificate of pending litigation against certain lands owned by Blue Mountain, the right to set off any and all damages, costs and interests incurred as against amounts owing to the Vendors (in accordance with its rights under the Share Purchase Agreement) and declaratory relief against the lawyers for Gerry McGrath and Moyal who were involved in the transactions.

In and around October 1997, a claim was filed by the Vendors in the Ontario Supreme Court against the Company seeking damages for breach of the Share Purchase Agreement, and in particular, seeking payment under the Share Purchase Agreement, portions of which the Company has withheld to date based on the Company’s indemnity and set off rights under the Share Purchase Agreement and as a result of certain undischarged encumbrances and outstanding matters that the Vendors have not attended to in connection with the Company’s purchase of Blue Mountain. In January 1998, a related claim was filed by the Vendors in the Ontario Supreme Court against the Company seeking damages as a result of the Company’s failure to agree to release shares and monies related to payments under the Share Purchase Agreement. The Company is vigorously defending these actions and has delivered a statement of defence and counterclaim against the Vendors in which it denies that it has breached its obligations under the Share Purchase Agreement and states that it is the Vendors who have failed to uphold their obligations under the Share Purchase Agreement. In its counterclaim, the Company claims against the Vendors for contribution and indemnity and the right of set off as described above.

The trials of all of the above noted claims are scheduled to be heard together. Although there is no scheduled trial date, it is anticipated that these actions could be heard before the court in the fall of 2006 or the spring of 2007or earlier if certain issues within the actions proceed to court by way of summary

2nd quarter report 2006

motion instead of trial. Based on the facts and the indemnity and set off rights that the Company has against the Vendors, the Company believes that no accrual is required.

The Company has incurred approximately CA$991,367.58 in legal fees to date in defending and prosecuting the above noted actions, of which approximately CA$28,368.82 was incurred in the current year. The Company expects to be able to apply a portion of these amounts toward any amounts due upon the outcome of these matters. These legal fees have been expensed in the periods in which they were incurred.

The majority portion of this claim was settled in July 2006 and reference should be made to Note 19(b) under “Subsequent Events” for a discussion.

d)	Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of CA $2,400,000 plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual based on its expected costs.

e)	Ordinary course business proceedings

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

f)

With respect to the long-term indebtedness assumed by the purchaser of the private label co-pack bottling business during the year ended December 31, 2001, the Company’s subsidiary, CC Beverage, still remains as the primary borrower; however, the purchaser is under an obligation to obtain a release of such indebtedness. The purchaser holds a letter of credit with a United States bank to secure the long- term indebtedness. The Company has assessed its liability under this guarantee and determined the fair value to be $NIL.

2nd quarter report 2006

16	Supplementary cash flow information

		Unaudited		Unaudited
		For the 3 months ended		For the 6 months ended
		June 30,	June 30,	June 30,	June 30,
		2006	2005	2006	2005
		$	$	$	$

a)	Items not involving cash
	Amortization of property, plant and
	equipment	28	28	60	60
	Stock-based compensation	1,387	1,097	2,256	1,097
	Gain on sale of investment	-	-	(201)	-
	Services paid in stock	343	-	343	-
	Loss on settlement of debt	93	-	158	-
	Interest accretion on convertible debenture
	and short-term debt	30	56	120	83

		1,881	1,181	2,736	1,240

b)	Changes in non-cash working capital
	balances related to operations
	Accounts receivable	(393)	(22)	(647)	(465)
	Inventories	(206)	(645)	(88)	(821)
	Prepaid expenses, deposits and other
	assets	(84)	70	(54)	85
	Prepaid contracts	77	-	190	-
	Accounts payable and accrued liabilities	35	(857)	582	(1,051)
	Customer deposits	-	(40)	-	(59)

		(571)	(1,494)	(17)	(2,311)

c)	Non-cash investing and financing
	activities
	Short term loan converted to preferred
	share	-	(1,000)	-	(1,000)
	Common shares issued for settlement of
	debt	233	-	573	-

		233	(1,000)	573	(1,000)

17	Segmented information

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely in the beverage industry, selling flavoured water and carbonated beverages, and management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the

2nd quarter report 2006

performance of each segment based on the earnings (loss) from operations before the write-down of property, plant and equipment.

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	Unaudited		Unaudited
	For the 3 months ended		For the 6 months ended
	June 30,	June 30,	June 30,	June 30,
	2006	2005	2006	2005
	$	$	$	$

Sales
Canada
Total sales	539	665	755	1,032
Less: Sales to other segments	-	-	-	-

Sales to external customers	539	665	755	1,032

United States
Total sales	2,134	1,753	3,620	3,026
Less: Sales to other segments	(37)	(83)	(83)	(176)

Sales to external customers	2,097	1,670	3,537	2,850

Other
Sales to external customers	37	83	83	176

Total sales to external customers	2,673	2,418	4,375	4,058

Sales to external customers by product line
Carbonated product	1,739	1,847	2,776	3.311
Non-carbonated product	934	571	1,599	747
	2,673	2,418	375	4,058

2nd quarter report 2006

Interest expense on short-term and long-term
debt
Canada	37	47	128	102
United States	11	10	21	19

	48	57	149	121

Amortization
Canada	28	28	60	60
United States	-	-	-	-

	28	28	60	60
Loss before income taxes, amortization of
intangible assets and write-down of
property, plant and equipment
Canada	(2,385)	(919)	(4,202)	(1,083)
United States	(239)	(759)	(466)	(1,476)
Other	-	-	-	-

	(2,624)	(1,678)	(4,668)	(2,559)

Loss for the period before income taxes	(2,624)	(1,678)	(4,668)	(2,559)

	June 30, 2006	June 30, 2005
	$	$

Assets
Canada	8,766	4,998
United States	666	707
Other	28	28

	9,460	5,733

Assets held for sale
Canada	-	408
United States	-	-

	-	408

Total assets	9,460	6,141

Property, plant and equipment additions
Canada	24	-
United States	-	-

	24	-

With respect to third parties, the Company has two customers (2005 - two customers) that represent more than 10% of sales. Sales are on an unsecured open account basis under specific credit terms. The agreements allow the Company to make alternative distribution arrangements within the relevant territories under certain conditions, including a business failure of a distributor.

18	Restructuring Cost

During the six months ended June 30, 2006, the Company entered into a number of restructuring activities in an effort to attain profitability. Costs of these activities are set out below:

Management contract settlement	142
Settlement with supplier	(30)

112

The management contract settlement costs are the result of the Company terminating certain consulting agreements. The settlement with supplier relates to computer program maintenance services.

2nd quarter report 2006

19	Subsequent events

a)

In July, 2006, the Company completed a brokered private placement of 1,205,000 common shares issued at $2.75 per share raising a total of $3,313,750. The Company paid broker’s fees of $259,462 and issue broker warrants to purchase 84,350 common shares at $3.00 USD per share, vesting upon issuance and expiring in July, 2007. The Company will also be required to pay an additional finders fee of $138,187 to BG Capital Group Ltd. BG Capital will have the right to convert by July, 2007 any or all of the finders fee at a price of $2.75 USD per share.

b)

In July, 2006, the Company has settled the litigation relating to the majority portion of a claim surrounding its subsidiary, Blue Mountain Springs Ltd (Blue Mountain). This litigation was commenced in 1997 and involved, in part, a claim against the Company and Blue Mountain to repay an outstanding CDN $1.75 million debt owed by the Company to the former owners of Blue Mountain (see Legal Proceedings – Dispute with Ralph Moyal). The Company had withheld payment of this debt in order to set off a claim against the Company made in connection with the Company’s purchase of Blue Mountain. At the time of settlement, the former owners of Blue Mountain were claiming the Company owed them approximately CDN $3.0 million, comprised mostly of the principal and interest on the outstanding debt. This settlement will allows the Company to retire the CDN $1.75 million debt currently on its balance sheet. In consideration, the Company has issued 624,314 common shares and warrants to purchase 100,000 common shares at $2.00 per share. The right to sell these common shares will vest in six traunches over a three year period.

2nd quarter report 2006

CORPORATE PROFILE

Board of Directors

Marco P. Markin
Brent Lokash
Cameron Strang
David Parkes

Corporate Head Office

Clearly Canadian Beverage Corporation
2267 W. 10th Avenue, Vancouver
British Columbia, Canada V6K 2J1

1-800-735-7180 (U.S.A and Canada)
1-800-742-5300 (International)
www.clearly.ca
e-mail: info@clearly.ca or consumer.relations@cleary.ca

U.S. Subsidiary
CC Beverage (U.S.) Corporation
P.O. Box 326, Burlington
Washington, USA 98233

Stock Exchange
OTCBB (trading symbol: CCBEF)

Registrar and Transfer Agent
Pacific Corporate Trust Company
Vancouver, British Columbia, Canada
1-877-288-6822

Shareholder Information
Shareholder Relations
Email: investor@clearly.ca
Phone: 1 (800) 983-0993